UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

LOWE’S COMPANIES, INC.
(Exact name of registrant as specified in its charter)

North Carolina	1-7898	56-0578072
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Lowe’s Blvd., Mooresville, North Carolina	28117
(Address of principal executive offices)	(Zip Code)

Gaither M. Keener, Jr.
Chief Legal Officer, Chief Compliance Officer and Secretary
(704) 758-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report that Lowe’s has filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD is publicly available at the following website:

http://www.lowes.com/investor

The content of any website referred to in this Form SD or the exhibit hereto is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report as required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Lowe’s Companies, Inc.

Date: June 2, 2014	/s/ Michael A. Jones
Michael A. Jones
Chief Customer Officer